SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO/A

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

American Independence Corp.

(Name of Subject Company (Issuer))

Independence Holding Company

(Name of Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

026760405

(CUSIP Number of Class of Securities)

Adam C. Vandervoort
Corporate Vice President, General Counsel and Secretary

Independence Holding Company

c/o The IHC Group
485 Madison Avenue, 14th Floor

New York, New York 10022
(212) 355-4141

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Steven B. Stokdyk, Esq.

Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, CA 90071-1560

(213) 485-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,626,400.00	$1,040.24

* Estimated solely for purposes of calculating the filing fee. The transaction valuation was determined by multiplying $10.00 (the tender offer price) by 762,640, the estimated maximum number of shares of common stock, par value $0.01, of American Independence Corp. to be acquired in the tender offer.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.0001364.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,040.24	Filing Party: Independence Holding Company

Form or Registration No.: Schedule TO-T	Date Filed: September 4, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ Third-party tender offer subject to Rule 14d-1.

☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 4, 2013, as amended on September 13, 2013 (as may be further amended or supplemented, the “Schedule TO”). The Schedule TO relates to the offer by Independence Holding Company, a Delaware corporation (the “Purchaser”), to purchase up to 762,640 of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of American Independence Corp., a Delaware corporation (“AMIC”), at a price of $10.00 per Share, net to the seller in cash, without interest and less any applicable withholding tax (such price, or any different price per Share as may be paid in the Offer (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 13, 2013 (as amended, the “Offer to Purchase”), which replaced in its entirety the Offer to Purchase previously filed on September 4, 2013, and in the related Letter of Transmittal (as amended, the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Amendment is being filed on behalf of the Purchaser.

Item 4. Terms of the Transaction

The Offer to Purchase and Item 4 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended as follows:

The last sentence of the second paragraph of the section entitled “Introduction” on page 7 of the Offer to Purchase is hereby deleted in its entirety.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2013	INDEPENDENCE HOLDING COMPANY

	By:	/s/ Adam C. Vandervoort
	Name:	Adam C. Vandervoort
	Title:	Corporate Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)*	Amended Offer to Purchase, dated as of September 13, 2013.

(a)(1)(B)*	Amended Letter of Transmittal.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients.

(a)(1)(E)*	Notice of Guaranteed Delivery.

(a)(5)(A)*	News Release, dated September 4, 2013, announcing the Offer to Purchase.

* Filed Previously

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